Mail Stop 4561

November 21, 2008

Mr. James C. Fields
President and Chief Executive Officer
LocatePLUS Holdings Corporation
100 Cummings Center, Suite 235M
Beverly, Massachusetts 01915

      Re: LocatePLUS Holdings Corporation
              Form 10-KSB/A for the Fiscal Year Ended December 31, 2007
              File No. 000-49957

Dear Mr. Fields:

We have reviewed your response letter filed on November 13, 2008 in connection with the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 23, 2008.

Form 10-KSB/A for the Fiscal Year Ended December 31, 2007

Item 8a – Controls and Procedures

1.   Your revised disclosures indicate that your management evaluated the effectiveness of your internal control over financial reporting based on the standards and framework established by COSO. However, your response to prior comment 2 indicates that your evaluation "do[es] overlap in some areas the framework of internal control established by the Committee of Sponsoring Organizations of the Treadway Commission (COSO)." Please confirm, if true, that the framework used conforms with the COSO framework. As we previously communicated in prior comment 2, if the framework used by management does not meet the requirements of Section II.B.3.a of SEC Release No. 33-8238 you should re-perform your assessment using a conforming framework.

2.	As previously requested in prior comment 5, please revise to state that your disclosure controls and procedures were not effective as of the end of the period covered by the report. See Item 307 of Regulation S-B.

Certifications

3.	You do not appear to have complied with prior comment 7. In this regard, we note that the certifications are dated April 1, 2008 rather than the filing date of your amendment. Please revise to provide certifications that are currently dated. Further, your certifications continue to include language that varies from that set forth in Item 601(b)(31) of Regulation S-B. For example, we note that your certification is labeled "Amended," a title other than "Certification" and that you have replaced the word "registrant" or "small business issuer" with "LocatePLUS Holdings Corporation" in certain paragraphs where such substitution is not appropriate. In your amended filing, and in future filings, ensure that your certifications conform exactly to the language set forth in Item 601(b)(31) of Regulation S-B.

* * * * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comments.

You may contact Tamara Tangen, Staff Accountant, at (202) 551-3443 or me at (202) 551-3408 if you have any questions regarding the above comments.

Sincerely,

Christine Davis
Assistant Chief Accountant